Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS	4
SIGNIFICANT EVENTS	5
MINING OPERATIONS	6
RESOURCE UPDATE	13
SUMMARY OF SELECTED QUARTERLY INFORMATION	15
RESULTS OF OPERATIONS	16
OUTLOOK	23
NON-IFRS MEASURES	24
LIQUIDITY AND CAPITAL RESOURCES	29
TRANSACTIONS WITH RELATED PARTIES	31
CRITICAL ACCOUNTING ESTIMATES	32
CHANGES IN ACCOUNTING POLICIES	33
FINANCIAL INSTRUMENTS	34
SECURITIES OUTSTANDING	34
QUALIFIED PERSON	34
INTERNAL CONTROLS OVER FINANCIAL REPORTING	34
DISCLOSURE CONTROLS AND PROCEDURES	34
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	34
CAUTIONARY NOTE TO U.S. INVESTORS	36

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 2

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three and nine-month periods ended September 30, 2015 and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as well as the annual audited consolidated financial statements for the year ended December 31, 2014, the related annual MD&A, and the annual Form 40–F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at November 3, 2015, unless otherwise indicated. All dollar amounts are in Canadian dollars, unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A also makes reference to cash cost per payable silver ounce (“cash cost”), EBITDA, adjusted EBITDA, cost of sales before non-cash items, gross profit before non-cash items and all-in sustaining cost per payable silver ounce (“AISC”). These are considered non-IFRS measures. Please refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

PROFILE AND STRATEGY

Great Panther Silver Limited (“Great Panther” or the “Company”) is a primary silver mining and precious metals exploration company listed on the Toronto Stock Exchange (the “TSX”) trading under the symbol GPR, and on the NYSE MKT LLC (the “NYSE MKT”) trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (or “Topia”), and the Guanajuato Mine Complex (the “GMC”) which comprises the Company’s Guanajuato Mine, Cata processing plant, and the San Ignacio Mine (or “San Ignacio”). The Company’s exploration projects in Mexico include El Horcón, Santa Rosa and an option to purchase up to a 100% interest in the advanced stage Guadalupe de los Reyes project (the “GDLR Project”), gained through the acquisition of Cangold Limited (“Cangold”) in the second quarter of 2015. The Company also entered into an option agreement in the second quarter of 2015 to acquire a 100% interest in the Coricancha Mine Complex (“Coricancha”), located in the central Andes of Peru. Significant exploration programs have been initiated at Coricancha and the GDLR Project, and the Company continues to evaluate additional mining opportunities in the Americas.

The GMC produces silver and gold and is located in central Mexico, approximately 380 kilometres north-west of Mexico City. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces silver, gold, lead and zinc. The GMC and Topia Mine each have their own processing facility.

Coricancha is a gold-silver-copper-lead-zinc mine, located in the Peruvian province of Huarochiri, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. Coricancha has a fully-permitted and operational 600 tonne per day processing facility along with supporting mining infrastructure. The GDLR Project is a gold and silver project located in the foothills of the Sierra Madre Mountains in the state of Sinaloa in northwestern Mexico.

The Company’s Santa Rosa Project is located approximately 15 kilometres northeast of Guanajuato, and the El Horcón Project is located 100 kilometres by road northwest of Guanajuato.

The Topia Mine, the GMC, El Horcón and Santa Rosa are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metálicos de Durango, S.A. de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia Mine and the GMC, respectively, through service agreements with MMR. The option to acquire the GDLR Project is held by a wholly-owned Mexican subsidiary, Coboro Minerales de Mexico, S.A. de C.V. (“Coboro”), which was acquired as part of the acquisition of Cangold in May 2015. The option to acquire Coricancha is held by another wholly-owned subsidiary, Great Panther Silver Peru S.A.C.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 3

As part of the Cangold acquisition, the Company also acquired 100% interests in the Plomo property located in Sonora, Mexico and the Argosy property located in the Red Lake Mining District in Northwestern Ontario. There are no work commitments associated with these properties other than assessment work and payment of mining claims taxes and the Company is currently evaluating its future plans for these properties.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS

(in CAD 000s except ounces, amounts per share and per ounce)	Q3 2015	Q3 2014	% change	Nine months ended Sep 30, 2015	Nine months ended Sep 30, 2014	% change
OPERATING
Tonnes milled (excluding custom milling)	93,730	89,030	5%	280,458	242,625	16%
Silver equivalent ounces (“Ag eq oz”) produced[1]	1,080,296	890,641	21%	3,156,538	2,276,784	39%
Silver ounce production	586,918	565,965	4%	1,832,839	1,356,634	35%
Gold ounce production	6,079	4,200	45%	16,103	11,639	38%
Payable silver ounces	545,787	461,249	18%	1,776,025	1,194,839	49%
Cost per tonne milled (USD)[2]	$96	$122	-21%	$102	$123	-17%
Cash cost per payable silver ounce (USD)[2]	$6.50	$11.02	-41%	$7.32	$13.02	-44%
AISC per payable silver ounce (USD)[2]	$13.08	$19.25	-32%	$13.38	$22.35	-40%
FINANCIAL
Revenue	$16,788	$12,801	31%	$56,222	$40,146	40%
Gross profit before non-cash items[2]	$5,763	$2,918	97%	$19,129	$8,616	122%
Gross profit (loss)	$281	$(1,521)	118%	$2,473	$(3,468)	171%
Net income (loss)	$(3,348)	$(970)	-245%	$(4,481)	$(6,066)	26%
Adjusted EBITDA[2]	$2,155	$1,267	70%	$10,050	$935	975%
Cash flow from operating activities[3]	$1,565	$2,133	-27%	$9,961	$2,424	311%
Cash at end of period	$18,685	$20,369	-8%	$18,685	$20,369	-8%
Net working capital at end of period	$34,725	$35,287	-2%	$34,725	$35,287	-2%
Average realized silver price (USD)[4]	$13.98	$16.69	-16%	$15.55	$19.40	-20%
PER SHARE AMOUNTS
Loss per share – basic and diluted	$(0.02)	$(0.01)	-100%	$(0.03)	$(0.04)	25%

[1]	Silver equivalent ounces are referred to throughout this document. For 2015, Aq eq oz are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2014 Aq eq oz was established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb., and US$0.85 per lb. for silver, gold, lead and zinc, respectively.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost per silver payable ounce, all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Before changes in non-cash working capital.
[4]	Average realized silver price is prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 4

Highlights of the third quarter 2015 compared to third quarter 2014, unless otherwise noted:

•	Metal production increased 21% to 1,080,296 Ag eq oz;

•	Silver production increased 4% to 586,918 silver ounces;

•	Record gold production of 6,079 gold ounces, an increase of 45%;

•	Cash cost per payable silver ounce decreased 41% to US$6.50 per ounce;

•	AISC decreased 32% to US$13.08 per payable silver ounce;

•	Revenues increased 31% to $16.8 million;

•	Adjusted EBITDA increased to $2.2 million compared to $1.3 million;

•	Net loss totalled $3.3 million, compared to a net loss of $1.0 million;

•	Cash flow from operating activities, before changes in non-cash net working capital (“NCWC”), amounted to $1.6 million, compared to $2.1 million;

•	Cash and cash equivalents were $18.7 million at September 30, 2015 compared to $18.0 million at December 31, 2014; and

•	Net working capital increased to $34.7 million at September 30, 2015 from $32.9 million at December 31, 2014.

Highlights compared to second quarter 2015, unless otherwise noted:

•	Metal production on a Ag eq oz basis remained largely unchanged;

•	Silver production decreased by 10% while gold production increased by 14%;

•	Cash cost per payable silver ounce decreased 2%;

•	AISC increased 4%;

•	Revenues decreased 12%;

•	Adjusted EBITDA decreased to $2.2 million from $4.2 million; and,

•	Cash flow from operating activities, before changes in NCWC, decreased by $2.0 million.

SIGNIFICANT EVENTS

On July 9, 2015, the Company provided an update to the Mineral Resource at the Topia Mine, with an effective date of November 30, 2014. Measured and Indicated (“M&I”) Mineral Resources increased by 41% and Inferred Mineral Resources increased by 29% compared to the previous update, which had an effective date of November 30, 2013. The M&I category benefitted from improvements in the reconciliation between the Topia geological model and the actual mine output, while the increase in the Inferred category is attributed to improved modeling and successful in-vein development, which allowed for an expansion of resource block dimensions. This Mineral Resource Estimate reflects M&I Resources of 11,580,000 Ag eq oz and Inferred Mineral Resources of 11,050,000 Ag eq oz. See Resource Update in this MD&A for more details.

On October 14, 2015, the Company announced production results for the third quarter of 2015 and that it expects to exceed its 2015 production guidance of 3.8 to 3.9 million Ag eq oz. The Company also announced its expectation to achieve lower cash cost and AISC than guidance. Please refer to the Outlook section of this document for further details.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 5

MINING OPERATIONS

Consolidated operations

	2015			2014				2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Tonnes mined[1]	96,770	84,979	99,847	92,782	89,467	79,268	69,998	72,556
Tonnes milled	93,730	87,476	99,252	92,574	89,030	80,964	72,631	69,601
Custom milling (tonnes)	1,346	1,560	1,198	2,312	1,852	1,929	2,965	2,188
Total tonnes milled	95,076	89,036	100,450	94,886	90,882	82,893	75,596	71,789
Production
Silver (ounces)	586,918	648,810	597,111	550,010	565,966	420,001	370,668	484,937
Gold (ounces)	6,079	5,322	4,703	4,822	4,200	3,773	3,666	3,881
Lead (tonnes)	341	300	279	285	259	302	308	286
Zinc (tonnes)	493	491	441	406	443	395	431	402
Silver equivalent ounces	1,080,296	1,088,355	987,887	911,048	890,641	718,794	667,349	763,881
Payable silver ounces	545,787	607,898	622,339	534,664	461,249	381,302	352,288	508,801
Cost per tonne milled (USD)	$96	$109	$102	$111	$122	$125	$121	$120
Metrics per payable silver ounce
Cash cost (USD)	$6.50	$6.63	$8.71	$12.23	$11.02	$15.03	$13.49	$8.85
AISC (USD)	$13.08	$12.54	$14.47	$21.46	$19.25	$24.40	$24.18	$15.77

During the third quarter 2015, ore processed totaled 93,730 tonnes, a 5% increase compared to the third quarter of 2014, and a 7% increase compared to the prior quarter. The increases reflect the continued ramp-up in production at the San Ignacio Mine since commercial production commenced in June 2014. The pursuit of efficiencies and improved grade control, combined with an increase in throughput, enabled the Company to maintain its metal production at levels in excess of one million Ag eq oz for the third quarter of 2015.

[1]	Excludes purchased ore.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 6

The 21% increase in production compared to the third quarter of 2014 reflects the ramp-up in production at San Ignacio Mine and higher ore grades at all operations. The higher average grades were achieved through improvements in grade control, application of higher grade cut-offs at the Guanajuato Mine, and generally higher grade resources at San Ignacio. Production remained within 1% of the record metal production reported in the second quarter of 2015.

Cash cost was US$6.50 for the third quarter of 2015, a 41% decrease compared to US$11.02 for the third quarter of 2014. The decrease in cash cost was due to the increase in ore grades at all operations which contributed to an 18% increase in payable silver ounces and higher by-product credits. In addition, the strengthening of the US dollar compared to the Mexican peso reduced cash operating costs in US dollar terms.

Cash cost decreased compared to the US$6.63 realized in the second quarter of 2015 due to the strengthening of the US dollar against the Mexican peso, which reduced cash operating costs reported in US dollar terms. These factors were partially offset by lower by-product credits during the third quarter compared to the second quarter of 2015, due mainly to lower gold prices.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to production. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost reported for the same period due to a lag between production and sales.

AISC for the third quarter of 2015 decreased to US$13.08 from US$19.25 in the third quarter of 2014. This 32% decrease is primarily due to the reduction in cash cost. In addition, there was a reduction in general and administrative (G&A), sustaining exploration and evaluation (“E&E”) and sustaining capital expenditures (all in US dollar terms) on a per payable ounce basis as a result of the increase in payable silver ounces noted above and the strengthening of the US dollar against the Canadian dollar and the Mexican peso.

Compared to the second quarter of 2015, AISC increased from US$12.54 to US$13.08, due to a 10% decrease in payable ounces in the third quarter of 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 7

Guanajuato Mine Complex

	2015			2014				2013
GUANAJUATO MINE	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Tonnes milled	38,854	45,734	56,417	58,467	57,887	50,766	47,243	55,547
Production
Silver (ounces)	245,845	382,132	324,482	331,884	341,329	216,393	178,385	330,949
Gold (ounces)	2,061	2,870	2,638	3,548	3,189	2,775	2,968	3,750
Silver equivalent ounces	379,821	568,714	495,942	544,722	532,659	382,884	356,495	555,933
Average ore grades
Silver (g/t)	217	282	196	193	200	148	133	202
Gold (g/t)	1.79	2.08	1.57	2.02	1.84	1.85	2.14	2.26
Metal recoveries
Silver	90.7%	92.1%	91.2%	91.4%	91.9%	86.5%	88.6%	91.7%
Gold	92.4%	94.0%	92.5%	93.4%	93.2%	91.7%	91.5%	92.9%
Concentrate grades
Silver (g/t)	10,121	12,837	12,048	11,070	10,862	9,584	8,948	11,216
Gold (g/t)	85	96	98	116	101	123	149	127

	2015			2014				2013
SAN IGNACIO MINE	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Tonnes milled	38,282	25,397	25,609	18,372	14,160	12,880	8,037	Nil
Production
Silver (ounces)	167,239	100,419	93,288	64,400	50,650	35,294	20,674	Nil
Gold (ounces)	3,847	2,303	1,910	1,136	887	873	530	Nil
Silver equivalent ounces	417,298	250,127	217,429	132,594	103,897	87,705	52,447	Nil
Average ore grades
Silver (g/t)	159	145	134	130	131	104	103	Nil
Gold (g/t)	3.51	3.22	2.68	2.21	2.26	2.55	2.47	Nil
Metal recoveries
Silver	85.6%	85.1%	84.7%	84.0%	84.7%	81.8%	77.6%	Nil
Gold	89.1%	87.5%	86.6%	87.1%	86.3%	82.9%	82.9%	Nil
Concentrate grades
Silver (g/t)	9,053	12,727	9,840	9,325	7,684	7,414	10,419	Nil
Gold (g/t)	208	292	201	165	135	183	267	Nil

GMC (Combined Guanajuato and	2015			2014				2013
San Ignacio Mines)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Tonnes milled	77,136	71,131	82,026	76,839	72,047	63,646	55,280	55,547
Production
Silver (ounces)	413,084	482,551	417,770	396,284	391,979	251,687	199,059	330,949
Gold (ounces)	5,908	5,173	4,548	4,684	4,076	3,648	3,498	3,750
Silver equivalent ounces	797,119	818,841	713,371	677,316	636,556	470,589	408,942	555,933
Payable silver ounces	387,860	460,956	465,416	340,851	338,689	235,409	202,420	352,238
Average ore grades
Silver (g/t)	188	233	177	178	186	139	128	202
Gold (g/t)	2.64	2.49	1.92	2.07	1.92	1.99	2.19	2.26
Metal recoveries
Silver	88.5%	90.5%	89.7%	90.1%	90.9%	88.4%	87.3%	91.7%
Gold	90.2%	91.0%	89.9%	91.8%	91.6%	89.4%	90.1%	92.9%
Concentrate grades
Silver (g/t)	9,660	12,814	11,473	10,698	10,311	9,206	9,081	11,216
Gold (g/t)	138	137	125	126	107	133	160	127
Cost per tonne milled (USD)	$86	$100	$91	$99	$108	$113	$110	$106
Metrics per payable silver ounce
Cash cost (USD)	$4.47	$4.88	$7.16	$10.05	$9.24	$14.49	$12.13	$5.34
AISC (USD)	$9.87	$8.93	$10.51	$17.50	$14.64	$20.96	$21.29	$10.11

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 8

The GMC processed 77,136 tonnes in the third quarter of 2015, a 7% increase over the third quarter of 2014. The increase was primarily attributed to the ramp-up in production at the San Ignacio Mine which contributed 38,282 tonnes of ore in the third quarter of 2015, compared to 14,160 tonnes in the comparative period in 2014. This increase was partially offset by a reduction of tonnes processed from the Guanajuato Mine, reflecting the higher cut-off grades and the shift in focus to mining the higher grade San Ignacio Mine.

Production from San Ignacio will continue to account for the predominant portion of the production from the GMC in the fourth quarter and for the foreseeable future. At the end of the third quarter, production from San Ignacio had reached more than 500 tonnes per day, greater than the 450 tonnes per day originally targeted by the end of 2015. Continued development of the Southern Extension zones should see further production growth through the fourth quarter with a new year-end target of approximately 650 tonnes per day (refer to Outlook section).

Metal production at the GMC totaled 797,119 Ag eq oz for the third quarter of 2015, a 25% increase over the third quarter of 2014. The increase in Ag eq oz produced reflects the ongoing ramp up at San Ignacio, both in terms of mill throughput and higher ore grades, especially average gold grades. Since commencing commercial production in June 2014, ongoing development at San Ignacio has resulted in access to higher-grade areas of the resource. San Ignacio accounted for 52% of the overall metal production and 65% of the total gold production at the GMC for the third quarter of 2015.

Metal production from the GMC in the third quarter of 2015 remained within 3% of the record second quarter of 2015. Mill throughput increased over the second quarter of 2015 and average gold grades increased 6% as mining was focused on more gold rich zones, particularly from San Ignacio. These factors offset a decrease in silver grades quarter-over quarter, with the second quarter of 2015 having reflected the mining of high-grade pillars which increased silver grades in that quarter.

Cash cost for the GMC decreased to US$4.47 in the third quarter of 2015, from US$9.24 in the third quarter of 2014. This was due to higher average silver and gold ore grades which increased the yield of payable silver ounces and by-product credits, respectively. In addition, the strengthening of the US dollar relative to the Mexican peso reduced cash operating costs in US dollar terms as these are predominantly denominated in Mexican pesos.

Cash cost also decreased by 8% compared to the second quarter of 2015 cash cost of US$4.88, as the 7% strengthening of the US dollar relative to the Mexican peso more than offset the impact of lower by-product credits and 16% fewer payable silver ounces at a higher throughput.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 9

Cash cost and the associated by-product credits are computed based on sales during the period (rather than production). As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost reported for the same period due to a lag between production and sales.

AISC for the third quarter of 2015 decreased to US$9.87 from US$14.64 in the third quarter of 2014. This decrease is primarily a function of the decrease in cash cost as described above.

AISC increased 11% compared to the second quarter of 2015 primarily due to higher sustaining exploration and capital expenditures. There was a significant increase in mine development at San Ignacio in order to support the higher production targets noted above, as well an increase in mine development at the Guanajuato Mine. In addition, the 16% decrease in payable silver ounces increased these costs on a payable ounce basis. These factors were partially offset by the 8% decrease in cash cost relative to the second quarter of 2015.

GMC Development

A total of 3,655 metres of underground development were completed during the third quarter comprising 1,495 metres of mine development at the San Ignacio Mine and 2,160 metres at the Guanajuato Mine. A total of 7,151 metres of development were completed at the GMC for the nine months ended September 30, 2015.

The Company’s third quarter 2015 drill program at the Guanajuato Mine amounted to 5,086 metres for a total of 13,336 metres in the nine months ended September 30, 2015. The Company focused its underground drilling on the Valenciana and Cata zones.

Development at San Ignacio concentrated on infrastructure work including the preparation of loading bays, pumping stations and developing access levels to stopes. A 2015 surface drilling program of approximately 2,200 metres commenced in mid-October 2015. Please refer to the Outlook section of this document for further details.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 10

Topia Mine

	2015			2014				2013
TOPIA MINE	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Tonnes milled	16,594	16,345	17,225	15,735	16,983	17,318	17,351	14,054
Custom milling (tonnes)	1,346	1,560	1,198	2,312	1,852	1,929	2,965	2,188
Total tonnes milled	17,940	17,905	18,423	18,047	18,835	19,247	20,316	16,242
Production
Silver (ounces)	173,834	166,258	179,341	153,726	173,986	168,314	171,609	153,988
Gold (ounces)	170	149	155	138	124	125	168	131
Lead (tonnes)	341	300	279	285	259	302	308	286
Zinc (tonnes)	493	491	441	406	443	395	431	402
Silver equivalent ounces	283,177	269,514	274,515	233,732	254,085	248,205	258,407	207,948
Payable silver ounces	157,927	146,942	156,923	193,813	122,560	145,893	149,868	156,563
Average ore grade
Silver (g/t)	359	350	357	338	352	336	344	376
Gold (g/t)	0.54	0.48	0.44	0.45	0.41	0.40	0.56	0.49
Lead (%)	2.16	1.95	1.71	1.93	1.62	1.84	1.90	2.17
Zinc (%)	3.13	3.17	2.73	2.76	2.83	2.49	2.70	3.07
Metal recoveries
Silver	90.8%	90.5%	90.8%	89.9%	90.5%	89.8%	89.4%	90.6%
Gold	59.6%	59.2%	63.5%	61.4%	55.3%	56.1%	53.8%	58.6%
Lead	94.9%	94.3%	94.5%	93.8%	94.4%	94.7%	93.4%	93.8%
Zinc	94.9%	94.6%	93.8%	93.6%	92.1%	91.6%	91.9%	93.2%
Concentrate grades
Lead
Silver (g/t)	7,433	8,539	9,321	8,149	10,024	9,083	8,730	8,031
Gold (g/t)	6.28	6.54	6.79	6.35	6.29	5.77	7.39	5.98
Lead (%)	49.60	53.25	49.39	51.06	50.69	55.05	52.94	50.20
Zinc (%)	13.39	14.14	11.22	10.15	12.13	9.46	9.77	11.60
Zinc
Silver (g/t)	536	593	585	572	570	601	558	519
Gold (g/t)	1.40	1.28	1.43	1.26	1.01	1.24	1.42	1.16
Lead (%)	0.95	0.96	0.89	1.48	0.86	1.26	1.28	1.21
Zinc (%)	52.31	51.52	50.72	50.42	53.76	52.99	51.26	52.11
Cost per tonne milled (USD)	$140	$144	$153	$164	$173	$166	$153	$167
Metrics per payable silver ounce
Cash cost (USD)	$11.50	$12.14	$13.31	$16.06	$15.93	$15.89	$15.32	$16.76
AISC (USD)	$12.25	$13.77	$14.15	$18.60	$19.96	$18.38	$17.90	$19.27

Mill throughput for Topia in the third quarter of 2015 was 16,594 tonnes (excluding tonnes milled for third parties), a 2% decrease compared to the third quarter of 2014. The reductions in milling relative to comparative periods are attributed to fewer tonnes mined, reflecting ground conditions at the Argentina mine and to narrower veins encountered at several of the other mines. Topia’s throughput increased 2% compared to the second quarter of 2015.

Milling for third parties decreased 27% from the third quarter of 2014, and 14% from the second quarter of 2015. Custom milling does not typically account for more than 15% of Topia’s total milling and is dependent on ore availability from a third party and the availability of milling capacity, and is therefore subject to variability. Custom milling is undertaken at the Topia Mine to utilize spare mill capacity and to provide additional contribution margin to the operations.

Metal production in the third quarter of 2015 increased 11% to 283,177 Ag eq oz compared to the third quarter of 2014. This was achieved as a result of higher ore grades at various Topia mines and higher recoveries. The same factors were responsible for a 5% increase in metal production over the second quarter of 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 11

Cash cost for the third quarter of 2015 decreased to US$11.50 from US$15.93 in the third quarter of 2014. The decrease in cash cost is primarily driven by the 29% increase in payable silver ounces, higher by-product credits, and the strengthening of the US dollar against the Mexican peso which reduced costs in US dollar terms.

Cash cost decreased from US$12.14 in the second quarter of 2015, due to the US dollar strengthening relative to the Mexican peso, as well as the 7% increase in payable silver ounces. These factors were partly offset by lower by-product credits relative to the second quarter of 2015.

AISC for the third quarter of 2015 decreased to US$12.25 from US$19.96 in the third quarter of 2014 primarily due to the decrease in cash cost, as well as reductions in mine development and sustaining capital expenditures.

AISC decreased from US$13.77 in the second quarter of 2015 primarily due to a reduction in E&E expenditures and the above noted increase in payable silver ounces.

Topia Development

Underground development for the quarter ended September 30, 2015 was limited to 133 metres at the Argentina mine and the Socavon Victoria. For the nine months ended September 30, 2015, underground development totaled 514 metres at the Argentina mine and the Socavon Victoria.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 12

RESOURCE UPDATE

Topia Mine

On July 9, 2015, the Company provided an update to the Mineral Resource at the Topia Mine, with an effective date of November 30, 2014.

The updated Mineral Resource Estimate was as follows:

Category	Tonnage	Ag g/t	Au g/t	Pb %	Zn %
Total Measured	180,400	606	1.44	4.26	4.52
Total Indicated	165,800	644	1.17	4.75	3.82
Total M&I	346,200	624	1.31	4.50	4.19
Total Inferred	357,400	592	1.31	3.44	3.96

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Mineral Resources are reported using different Net Smelter Return (NSR) cut-off values for the different mines as follows: US$167/t for the 1522 Mine, US$197/t for Argentina, US$153/t for Durangueno, US$189/t for Hormiguera, US$196/t for Recompensa, US$173/t for El Rosario, and US$204/t for La Prieta.
3.	Area-specific bulk densities are as follows: Argentina - 3.06t/m3; 1522 - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3.
4.	A minimum mining width of 0.30 metres was used.
5.	Mineral Resources are estimated using metal prices of: US$1,200/oz Au, US$17.00/oz Ag, US$0.90/lb Pb, and US$0.95/lb Zn. Silver equivalent calculations used the same metal pricing and 2014 recoveries of 89.9% for Ag, 56.4% for Au, 94.0% for Pb and 92.3% for Zn.
6.	Totals may not agree due to rounding.
7.	Robert F. Brown, P. Eng. and Vice President of Exploration for Great Panther Silver and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the Topia Mine under the meaning of NI 43-101.

The estimated metal contents were as follows:

Category	Tonnage	Ag oz	Au oz	Pb lbs	Zn lbs	Ag eq oz
M&I Resource	346,200	6,950,000	14,560	34,320,000	31,950,000	11,580,000
Inferred Resource	357,400	6,810,000	15,060	27,140,000	31,240,000	11,050,000

The Mineral Resource Estimate was classified according to the CIM Definition Standards on Mineral Resources and Mineral Reserves and, as such, is consistent with the requirements of NI 43-101. It replaced the previous estimate completed in 2013.

While most of the current resource base came from the Company's diamond drilling and underground development, the resource estimated for certain veins on the property (e.g. Argentina) came largely from the verification of sampling on levels that are planned for access in 2015 and later, and that are still intact.

In light of the updated Mineral Resource Estimate, management changed its estimate of the useful life of the Topia Mine to 11 years as at July 1, 2015, an increase from the previous estimate of 6.5 years.

Guanajuato Mine Complex

The most recent mineral resource update for the GMC was published on February 23, 2015 and is contained in the technical report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón Project, dated February 25, 2015” and filed on SEDAR on February 25, 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 13

In September 2015, the Company commenced expensing mine development cost associated with the Guanajuato Mine, having previously capitalized such costs. This change in presentation reflects the fact that the Company has mined and depleted the most recently published Measured and Indicated Resources for the Guanajuato Mine. However, the Company continues to mine from Inferred Resources and areas outside of defined resources. In addition, the Company is continuing the exploration and development of the mine with the objective of adding further resources and converting existing Inferred Resources to Measured and Indicated Resources.

El Horcón Project

The El Horcón Project resource estimate is contained in the GMC resource update referenced above, and was prepared based on the most recent surface drill program completed by the Company during 2013. No drilling is being undertaken on El Horcón in 2015.

On July 28, 2015, the Company had fully secured mineral property titles for all of its 7,909 hectares related to the El Horcón Project. Three of the Company’s mineral property title claims were previously cancelled due to an administrative error on the part of the government agency which manages mineral property titles in Mexico. All titles have now been restored.

Coricancha Mine Complex

During the third quarter of 2015, the Company commenced underground development and the construction of drill stations in order to expand the mineral resource above and below present historical limits on the Constancia vein. Underground drilling started in mid-October from a formerly established drill station near the Wellington vein. Community agreements are in place and applications have been made for surface drilling permits.

GDLR Project

The GDLR Project surface drill program commenced in mid-August, subsequent to the conclusion of community agreements. The focus of the drill program is both to further upgrade and expand, the mineral resource estimates in the various zones, with emphasis on higher grade portions that may be amenable to underground mining.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 14

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets out selected quarterly financial results which have been prepared in accordance with IFRS, except for cost of sales before non-cash items, gross profit before non-cash items, and adjusted EBITDA which are non-IFRS measures:

(in CAD thousands, except per share amounts)	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Revenue	$16,788	$19,183	$20,250	$14,244	$12,801	$14,465	$12,880	$15,837
Cost of sales before non-cash items[1]	11,025	12,470	13,598	12,085	9,883	12,038	9,609	10,118
Gross profit before non-cash items[1]	5,763	6,713	6,652	2,159	2,918	2,427	3,271	5,719
Gross profit (loss)[2]	281	1,668	524	(2,693)	(1,521)	(1,529)	(418)	1,523
Net income (loss) for the period	(3,348)	(4,722)	3,588	(26,948)	(970)	(4,492)	(602)	(7,359)
Basic and diluted earnings (loss) per share	(0.02)	(0.03)	0.03	(0.19)	(0.01)	(0.03)	(0.00)	(0.05)
Adjusted EBITDA[1]	2,155	4,205	3,688	(1,211)	1,267	213	(545)	4,101

Revenue varies based on the quantity of metal produced, metal prices, exchange rates and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year, therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.

In the following paragraphs, quarterly results are discussed relative to the preceding quarter’s results.

The third quarter of 2015 saw continued declines in metal prices, contributing to a 12% decline in the Company’s revenues relative to the second quarter of 2015. Despite the declines in revenue, the Company realized a gross profit of $0.3 million as cost of sales was reduced due to higher metal grades and the depreciation of the Mexican peso, which reduced cash cost per payable silver ounce. The strengthening of the US dollar relative to the Mexican peso and Canadian dollar further benefitted the Company as it recorded foreign exchange gains of $0.6 million. E&E expenditures increased significantly during the quarter as exploration work commenced at the GDLR Project and Coricancha and mine development costs increased. In September 2015, the Company commenced expensing mine development cost associated with the Guanajuato Mine, having previously capitalized such costs, and mine development expenditures for San Ignacio increased significantly compared to the preceding quarter.

During the second quarter of 2015, revenue decreased 5% from the preceding quarter, mainly due to declines in commodity prices. The second quarter of 2015 was notable for the increased grades and metal recoveries achieved at the GMC which, along with the impact of mining and processing fewer tonnes, resulted in the second consecutive quarter of gross profit improvement. The improvement in gross profit was more than offset by foreign exchange losses recognized on US-denominated intercompany debt as the US dollar strengthened against the Mexican peso, resulting in a $4.7 million net loss for the quarter.

The first quarter of 2015 was marked by increased production and the depreciation of the Canadian dollar against the US dollar which, along with increased production and metal sales, contributed to the increase in revenue reported. These were also the primary factors in the 209% increase in gross profit before non-cash items compared to the fourth quarter of 2014. In addition to the increases in revenue and gross profit discussed above, significant foreign exchange gains recognized by the Company’s subsidiaries on intercompany debt and net working capital contributed to a large increase in net income.

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items, gross profit before non-cash items, and Adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

[2]	Also referred to as “Earnings from mining operations”.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 15

In the fourth quarter of 2014, revenue increased by 11% mainly due to the 12% increase in Ag eq oz sales, which offset lower realized metal prices. Net loss increased primarily due to an $11.7 million non-cash pre-tax impairment charge, $4.6 million in income tax expense compared to an income tax recovery of $0.3 million in the previous quarter, the realization of a $4.4 million foreign exchange loss in the quarter compared to a foreign exchange gain of $2.1 million in the previous quarter, a $1.2 million increase in gross loss, a $0.6 million increase in G&A expenditures and a $0.2 million increase in E&E expenditures.

In the third quarter of 2014, revenue decreased by 12% mainly due to a 5% decrease in the average realized silver price. Net loss decreased primarily due to the realization of a $2.1 million foreign exchange gain in the quarter compared to a $2.8 million foreign exchange loss in the previous quarter. A decrease in G&A expenses of $0.4 million and the receipt of $0.5 million in insurance proceeds included in finance and other income also contributed to the decrease in net loss. These impacts were partially offset by a $0.3 million increase in E&E expenses and a $1.9 million reduction in income tax recovery.

In the second quarter of 2014, revenue increased due to an 18% increase in Ag eq oz metal sales. However, gross loss increased $1.1 million due to higher cost of sales. Net loss increased significantly as the Company realized a $2.8 million foreign exchange loss in the second quarter of 2014, compared to a $3.8 million gain in the prior quarter. The fluctuation was due primarily to the strengthening of the Canadian dollar against the Mexican peso. These impacts were partially offset by a $1.1 million decrease in G&A and E&E expenses and costs associated with the illegal occupation of the Cata plant and administration facilities incurred in the first quarter of 2014 which did not recur in the second quarter.

In the first quarter of 2014, revenue decreased due to the decrease in metal production and lower metal prices. Net loss decreased significantly in the first quarter of 2014 as the fourth quarter of 2013 reflected a non-recurring $12.0 million impairment charge. Net loss for the first quarter of 2014 reflected a $1.9 million decrease in gross profit due to lower sales volume as a result of lower metal production and lower metal prices, $1.2 million of San Ignacio development expenditures, and $0.7 million in costs associated with the illegal occupation of the Cata plant and administration facilities in March.

In the fourth quarter of 2013, revenue increased due to an increase in metal sales which offset a decline in metal prices. Net loss increased due primarily to a $12.0 million pre-tax non-cash impairment charge, and to a lesser extent, due to a decrease in gross profit. These factors were partly offset by decreases in G&A and E&E expenses, and realization of a $4.0 million foreign exchange gain in the quarter compared to a $3.5 million foreign exchange loss in the previous quarter.

RESULTS OF OPERATIONS

Three months ended September 30, 2015

Sales quantities by metal for the quarters ended September 30, 2015 and 2014 were as follows:

	Q3 2015			Q3 2014
	GMC	Topia	Total	GMC	Topia	Total
Silver (ounces)	387,860	157,927	545,787	342,321	119,639	461,960
Gold (ounces)	4,647	109	4,756	3,644	47	3,691
Lead (tonnes)	-	304	304	-	183	183
Zinc (tonnes)	-	340	340	-	230	230
Silver equivalent ounces	689,926	241,271	931,197	560,952	150,536	711,488

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 16

Revenue related to contained metals in concentrates for the quarters ended September 30, 2015 and 2014 were as follows:

(in CAD thousands)	Q3 2015			Q3 2014
	GMC	Topia	Total	GMC	Topia	Total
Silver revenue	$7,239	$2,979	$10,218	$6,080	$2,321	$8,401
Gold revenue	6,723	156	6,879	4,647	60	4,707
Lead revenue	-	671	671	-	428	428
Zinc revenue	-	777	777	-	604	604
Ore processing revenue and other	-	139	139	-	133	133
Smelting and refining charges	(1,004)	(892)	(1,896)	(891)	(581)	(1,472)
Total revenue	$12,958	$3,830	$16,788	$9,836	$2,965	$12,801

The Company’s average realized metal prices and the average Canadian dollar exchange rates against the United States dollar and the Mexican peso for the quarters ended September 30, 2015 and 2014 were as follows:

	Q3 2015	Q3 2014
Silver (USD/oz)	$13.98	$16.69
Gold (USD/oz)	$1,069	$1,171
Lead (USD/lb)	$0.77	$0.97
Zinc (USD/lb)	$0.80	$1.07
USD/CAD	0.764	0.892
MXP/CAD	12.56	12.05

For the third quarter of 2015, the Company earned revenue of $16.8 million, compared to $12.8 million for the third quarter of 2014. The $4.0 million increase in revenue is primarily attributable to a 31% increase in metal sales volume as a result of an increase in metal production. In addition, the 17% appreciation of the US dollar against the Canadian dollar had the effect of increasing revenue reported in Canadian dollars. These factors more than offset the impact of 16% and 9% decreases in average realized silver and gold prices in US dollars, respectively.

Compared to the second quarter of 2015, revenue decreased by $2.4 million primarily due to the decrease in average realized gold and silver prices in US dollars, as well as a reduction in metal sales volumes from 1,022,727 Ag eq oz sold in the second quarter of 2015 to 931,198 Ag eq oz in the third quarter of 2015 primarily due to timing of shipments.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 17

Revenue, Cost of Sales and Gross Profit (in CAD thousands)	Q3 2015	Q3 2014	% Change	Q2 2015	% Change
Revenue	$16,788	$12,801	31%	$19,183	(12)%
Cost of sales:
Production costs (cost of sales before non-cash items)[1]	11,025	9,883	12%	12,470	(12)%
Amortization and depletion	5,397	4,296	26%	5,010	8%
Share-based compensation	85	143	(41)%	35	143%
Total cost of sales	$16,507	$14,322	(15)%	$17,515	(6)%
Gross profit (loss)	$281	$(1,521)	118%	$1,668	(83)%
Gross profit (loss) (% of revenue)	2%	(12)%		9%
Add:
Amortization and depletion	$5,397	$4,296	26%	$5,010	4%
Share-based compensation	85	143	(41)%	35	143%
Gross profit before non-cash items[1]	$5,763	$2,918	97%	$6,713	(14)%
Gross profit before non-cash items (% of revenue)	34%	23%		35%

Cost of sales before non-cash items increased 12% to $11.0 million for the third quarter of 2015, compared to $9.9 million in the third quarter of 2014. The increase in is predominantly attributable to the increase in metal sales volume. However, the increase was significantly less than the 31% increase in unit metal sales on an Ag eq oz basis, as higher ore grades at all of the Company’s mines enabled the production of significantly more metal ounces per tonne of ore mined and processed. This resulted in a significant decrease in cash cost and other unit cost measures.

Compared to the second quarter of 2015, cost of sales before non-cash items decreased 12%, consistent with the decrease in Ag eq oz sold during the third quarter of 2015.

Gross profit before non-cash items increased by $2.8 million in the third quarter of 2015 compared to the third quarter of 2014, as a result of the $4.0 million increase in revenues which exceeded the $1.1 million increase in cost of sales before non-cash items. The proportionately higher increase in revenue is attributable to the impact of the US dollar strengthening against the Canadian dollar, as well as the 18% increase in payable silver ounces sold at a significantly lower unit cash cost.

Gross profit before non-cash items decreased by $0.9 million in the third quarter of 2015 compared to the second quarter of 2015. This was primarily due to the $2.4 million decrease in revenue due to lower metal prices and unit metal sales. This, however, was partly offset by a $1.4 million decrease in cost of sales before non-cash items due to lower unit metal sales and cash cost.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales increased to $5.4 million in the third quarter of 2015 from $4.3 million in the third quarter of 2014. This was due to a reduction in the M&I resource at the Guanajuato Mine based on the updated Mineral Resource Estimate issued in February 2015. The reduction of the resource estimate has the effect of reducing the amortization base and therefore increasing the amortization expense per unit produced and sold. The previously-defined NI43-101-compliant Measured and Indicated Resource of the Guanajuato Mine was mined and depleted during the third quarter of 2015 (see Critical Accounting Estimates). In addition, there was a change in the estimate of the mine life of the Topia Mine during the third quarter of 2015, from 6.5 years to 11 years, which reduced amortization and depletion recorded during the quarter by approximately $0.1 million compared to the amount that would otherwise have been recorded.

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 18

(in CAD thousands)	Q3 2015	Q3 2014	% Change	Q2 2015	% Change
General & administrative (G&A) expenses	$1,713	$1,476	16%	$1,763	(3%)
Exploration, evaluation & development (E&E) expenses	$2,122	$864	146%	$1,041	104%
Finance and other expense ( income)	$(508)	$(2,567)	(80)%	$3,765	113%
Income tax expense (recovery)	$302	$(324)	(193)%	$(179)	(296)%
Net income (loss) for the period	$(3,348)	$(970)	(245)%	$(4,722)	29%

G&A expenses were $1.7 million for the third quarter of 2015 compared to $1.5 million for the same period in 2014. The prior year’s G&A expenses were lower, reflecting the timing of certain G&A expenditures in Mexico.

Compared to the second quarter of 2015, G&A expenses incurred in the third quarter of 2015 decreased slightly.

E&E expenses were $2.1 million for the third quarter of 2015 compared to $0.9 million for the same period in 2014. The increase is primarily the result of a $0.7 million increase in mine development costs for San Ignacio Mine and the Guanajuato Mine that do not meet the criteria for capitalization under IFRS. The Company also commenced exploration programs associated with the GDLR Project and Coricancha and spent $0.4 million and $0.2 million, respectively, on these projects during the third quarter of 2015.

E&E expenses increased by $1.1 million compared to the second quarter of 2015, primarily due to the above noted commencement of exploration programs at the GDLR Project and Coricancha. In addition, there was a $0.3 million increase in mine development costs associated with the Guanajuato Mine when the Company commenced expensing these to E&E in the third quarter of 2015 as the previously-defined NI43-101-compliant Measured and Indicated Resource was mined and depleted (see Critical Accounting Estimates). Mine development costs associated with the San Ignacio Mine also increased $0.2 million compared to the preceding quarter.

Finance and other income amounted to $0.5 million for the third quarter of 2015, compared to finance and other income of $2.6 million for the same period in 2014. The change is primarily associated with a $1.5 million decrease in foreign currency gains recognized in the third quarter of 2015, compared to the same period in 2014. In addition, Finance and other income for the third quarter of 2014 reflected proceeds from an insurance claim in the amount of $0.5 million. Foreign exchange gains and losses arise from the translation of foreign-denominated transactions and balances relative to the functional currency of the Company’s subsidiaries to the Company’s reporting currency. The Company’s Mexican subsidiaries use the Mexican peso as their functional currency. The Company has a significant US dollar intercompany loan owing by one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses in the accounts of the Mexican subsidiary. These unrealized gains and losses are recognized in the consolidated net income of the Company.

The $0.5 million in finance and other income in the third quarter of 2015 compares to $3.8 million in finance and other expense in the prior quarter. The change is primarily associated with a $0.6 million foreign currency gain recognized in the third quarter of 2015, compared to a foreign currency loss of $3.8 million in the second quarter of 2015. Please refer to the preceding paragraph for the nature of these foreign exchange gains and losses.

The Company recorded a net income tax expense of $0.3 million during the third quarter of 2015, predominantly as a result of an increase in the Company’s estimate of future special mining duties which are expected to become payable by its Mexican operations. The net income tax recovery in the third quarter of 2014 amounted to $0.3 million and is related to pre-tax losses by the Company’s operations in Mexico recognized in the comparative period.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 19

The net income tax expense for the third quarter of 2015 compares to a $0.2 million income tax recovery in the second quarter of 2015. The change is the result of an increase in the Company’s estimate of future special mining duties which are expected to become payable by its Mexican operations.

Net loss for the third quarter of 2015 was $3.3 million, compared to a net loss of $1.0 million for the same period in 2014. The increase in net loss is primarily attributable to a $1.5 million decrease in foreign exchange gains, as well as a $1.3 million increase in exploration expenditures attributed to the start of exploration activities at the Company’s new projects and the expensing of development expenditures associated with some of the Company’s operations. The increase in net loss is also reflective of a $0.6 million increase in income tax expense, a $0.5 million reduction in other income, as well as a $0.2 million increase in G&A expenses. These factors were partly offset by the $1.8 million increase in gross profit.

Net loss for the third quarter of 2015 saw a reduction from the net loss of $4.7 million incurred in the second quarter of 2015. The reduction is mostly attributable to the large foreign exchange losses incurred in the second quarter of 2015 when compared to a foreign exchange gain in the third quarter of 2015. This was partly offset by the $1.4 million lower gross profit, the $1.1 million higher E&E expenses, and $0.5 million higher tax expense recorded in the third quarter of 2015, when compared to the second quarter 2015.

Adjusted EBITDA was $2.2 million for the third quarter of 2015, compared to adjusted EBITDA of $1.3 million for the same period in 2014. The increase in adjusted EBITDA reflects the $2.8 million increase in gross profit before non-cash items. This was partly offset by the $1.3 million higher E&E expenses reported in the third quarter of 2015, a $0.2 million decrease in G&A expenses, as well as a $0.5 million reduction in other income.

Adjusted EBITDA decreased from $4.2 million in the second quarter of 2015 primarily due to the $0.9 million decrease in gross profit before non-cash items and the $1.1 million increase in E&E expenses during the third quarter of 2015, relative to the second quarter of 2015.

Nine months ended September 30, 2015

Sales quantities by metal for the nine months ended September 30, 2015 and 2014 are as follows:

	Nine months ended September 30, 2015			Nine months ended September 30, 2014
	GMC	Topia	Total	GMC	Topia	Total
Silver (ounces)	1,314,232	461,793	1,776,025	780,041	415,092	1,195,133
Gold (ounces)	14,727	278	15,005	10,434	228	10,662
Lead (tonnes)	-	814	814	-	715	715
Zinc (tonnes)	-	973	973	-	834	834
Silver equivalent ounces	2,271,570	690,361	2,961,931	1,406,075	532,430	1,938,505

Revenue related to contained metals in concentrates for the nine months ended September 30, 2015 and 2014 is as follows:

(in CAD thousands)	Nine months ended September 30, 2015			Nine months ended September 30, 2014
	GMC	Topia	Total	GMC	Topia	Total
Silver revenue	$25,975	$9,158	$35,133	$16,394	$8,939	$25,333
Gold revenue	21,655	407	22,062	14,387	328	14,715
Lead revenue	-	1,834	1,834	-	1,666	1,666
Zinc revenue	-	2,430	2,430	-	1,975	1,975
Ore processing revenue and other	-	411	411	-	558	558
Smelting and refining charges	(3,171)	(2,477)	(5,648)	(2,077)	(2,024)	(4,101)
Total revenue	$44,459	$11,763	$56,222	$28,704	$11,442	$40,146

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 20

The Company’s average realized metal prices and the average Canadian exchange rates against the United States dollar and the Mexican peso for the nine month periods ended September 30, 2015 and 2014 are as follows:

	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Silver (USD/oz)	$15.55	$19.40
Gold (USD/oz)	$1,153	$1,264
Lead (USD/lb)	$0.81	$0.97
Zinc (USD/lb)	$0.90	$0.98
USD/CAD	0.794	0.914
MXP/CAD	12.35	11.98

For the nine months ended September 30, 2015, the Company earned revenues of $56.2 million, compared to $40.1 million for the comparative period in 2014, an increase of 40%. This increase is the result of a 53% increase in sales volume on a silver equivalent ounce basis (associated with the 39% increase in production and a drawdown of 2014 year-end inventory), and a 13% appreciation of the US dollar against the Canadian dollar which had the effect of increasing revenue reported in Canadian dollars. These factors more than offset the impact of 20% and 9% decreases in average realized silver and gold prices in US dollars, respectively, when compared to the commodity prices realized for the nine months ended September 30, 2014.

Revenue, Cost of Sales and Gross Profit (in CAD thousands)	Nine months ended September 30, 2015	Nine months ended September 30, 2014	% Change
Revenue	$56,222	$40,146	40%
Cost of sales:
Production costs (cost of sales before non-cash items)[1]	37,093	31,530	18%
Amortization and depletion	16,408	11,841	38%
Share-based compensation	248	243	2%
Total cost of sales	$53,749	$43,614	23%
Gross profit (loss)	$2,473	$(3,468)	(171)%
Gross profit (loss) %	4%	(9)%
Add:
Amortization and depletion	16,408	11,841	38%
Share-based compensation	248	243	2%
Gross profit before non-cash items[1]	$19,129	$8,616	122%
Gross profit before non-cash items %	34%	21%

Cost of sales before non-cash items increased 18% to $37.1 million for the nine months ended September 30, 2015, compared to $31.5 million in the same period of 2014. The increase was driven by the increase in unit metal sales, but was much less than the 53% increase in sales volume on a silver equivalent ounce basis due to much lower unit production costs as average ore grades improved significantly compared to the same period in the prior year.

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 21

Gross profit before non-cash items increased by $10.5 million during the nine months ended September 30, 2015 as a result of the increase in revenues, combined with the above noted reduction in unit production costs.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales increased by $4.6 million for the nine months ended September 30, 2015. This was due to a reduction in the M&I Resource at the Guanajuato Mine based on the updated Mineral Resource Estimate issued in February 2015. The reduction of the Resource Estimate has the effect of reducing the amortization base and therefore increasing the amortization expense per unit produced and sold.

(in CAD thousands)	Nine months ended September 30, 2015	Nine months ended September 30, 2014	% Change
General & administrative (G&A) expenses	$5,713	$5,027	14%
Exploration, evaluation & development (E&E) expenses	4,135	3,016	37%
Finance and other (income) expense	(2,854)	(2,956)	3%
Income tax expense (recovery)	(40)	(2,489)	(98)%
Net income (loss) for the period	$(4,481)	$(6,066)	26%

G&A expenses were $5.7 million for the nine months ended September 30, 2015 compared to $5.0 million for the comparative period in 2014. The increase reflects a shift in some executive salary and benefits expense from production costs to G&A due to a shift in roles and responsibilities. In addition, there were $0.2 million in one-time consulting charges in the areas of IT and accounting, and a $0.2 million increase in professional fees primarily due to timing of recognition of these costs.

E&E expenses increased by $1.1 million during the nine months ended September 30, 2015 compared to the same period in 2014. The increase is primarily a function of the commencement of exploration programs at the GDLR Project and Coricancha. These expenditures amounted to $0.5 million and $0.3 million, respectively in the period.

Finance and other income amounted to $2.9 million for the nine months ended September 30, 2015, and remained relatively unchanged from the same period in 2014.

The Company reported a nominal net income tax recovery during the nine months ended September 30, 2015, as $0.3 million of deferred income tax recovery was partially offset by $0.2 million in current income tax expense. The deferred income tax recovery recorded during the nine months ended September 30, 2015 related to a reduction in the Company’s estimate of future special mining duties which are expected to become payable by its Mexican operations. The current income tax expense relates to withholding taxes paid on the repatriation of intercompany interest income.

Net loss for the first nine months of 2015 was $4.5 million, compared to a net loss of $6.1 million for the same period in 2014. The Company benefitted from the $5.9 million improvement in gross profit. This was offset by a reduction in net income tax recovery of $2.5 million, a $0.7 million increase in G&A, and a $1.1 million increase in E&E expenses, when compared to the first nine months of 2014.

Adjusted EBITDA was $10.1 million for the first nine months of 2015, compared to adjusted EBITDA of $0.9 million for the comparative period of 2014. The increase in adjusted EBITDA is attributable to a $10.5 million increase in gross profit before non-cash items, as well as a $0.2 million decrease in other expenses. These factors were partly offset by an increase in cash exploration and evaluation expenses of $1.0 million and a $0.6 million increase in cash G&A expenses.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 22

OUTLOOK

On October 14, 2015, the Company released its third quarter 2015 production results and announced that it expects to exceed its 2015 production guidance of 3.8 to 3.9 million Ag eq oz which was increased in the second quarter of 2015 from a range of 3.5 to 3.6 million Ag eq oz. The Company expects to exceed its guidance range of 3.8 to 3.9 million Ag eq oz as production for the first nine months of the year totalled almost 3.2 million Ag eq oz. This will translate into at least 20% year-over-year growth in metal production.

Most importantly, the Company expects to achieve lower than guidance cash cost and AISC for 2015, and that AISC for the year is expected to be below the current silver price. However, fourth quarter 2015 AISC will be somewhat higher than levels in the third quarter due to greater capital expenditures and development planned for the fourth quarter.

Production and cash cost guidance	FY 2014 Actual	Nine months ended September 30, 2015	2015 Guidance Range
Total silver equivalent ounces[1]	3,187,832	3,156,537	3,800,000 – 3,900,000
Cash cost per payable silver ounce (USD)[2]	$12.78	$7.32	$9.00 – $10.00
AISC (USD) [2]	$22.07	$13.38	$15.00 – $17.00

Production from San Ignacio will continue to account for the predominant portion of the production from the GMC in the fourth quarter and for the foreseeable future. At the end of the third quarter, production from San Ignacio had reached more than 500 tonnes per day, greater than the 450 tonnes per day originally targeted for year end. Continued development of the Southern Extension zones should see further production growth through the fourth quarter with a new year-end target of approximately 650 tonnes per day.

Mine site exploration is continuing with a 2,200 metre surface drill program at San Ignacio. The objectives of the program are to extend the southerly strike extension of the ore zones with step-out holes and to upgrade the existing resource with in-fill drilling. Further underground drilling will also be conducted on several targets in the Guanajuato Mine.

Total planned drilling metres for 2015 remains unchanged at 29,700 metres. The 29,700 metres comprises drilling metres for the GMC, the GDLR Project and Coricancha. The Company is maintaining its guidance for $10 to $12 million in sustaining expenditures for 2015 comprising mine development and diamond drilling, and for the acquisition of new mining and plant equipment. Drilling related to the new projects is not included in this figure as they are considered non-sustaining expenditures.

Going into 2016, the Company expects production growth rates to generally level off as the production ramp up at San Ignacio over the last year will have been completed. In addition, the Company will focus more on maintaining and improving on the cost reductions and efficiency gains over the past year, and on more exploration and development at all mines. With this focus, the San Ignacio Mine will account for a greater proportion of production in 2016.

[1]	Silver equivalent ounces are referred to throughout this document. For 2015, Aq eq oz are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2014 Aq eq oz was established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb., and US$0.85 per lb. for silver, gold, lead and zinc, respectively.

[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost per silver payable ounce, all-in cost per silver payable ounce (“AIC”), all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 23

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cost per tonne milled, cash cost, AISC, gross profit before non-cash items and cost of sales before non-cash items, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cost per tonne milled

The Company uses the non-IFRS measure of cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is reported in US dollars and calculated based on the total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of results of operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between cost per tonne milled and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below.

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended September 30, 2015 and 2014:

(in USD thousands, except ounces and where noted otherwise)	GMC		Topia		Consolidated
	Q3 2015	Q3 2014	Q3 2015	Q3 2014	Q3 2015	Q3 2014
Production costs (sales basis) (CAD thousands)	$7,793	$7,189	$3,232	$2,694	$11,025	$9,883
Production costs converted to USD (sales basis)	5,957	6,580	2,469	2,479	8,426	9,059
Change in concentrate inventory	673	1,213	46	773	719	1,986
Production costs (production basis)	$6,630	$7,793	$2,515	$3,252	$9,145	$11,045
Tonnes milled, including custom milling	77,136	72,047	17,940	18,835	95,076	90,882
Cost per tonne milled (USD)	$86	$108	$140	$173	$96	$122

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 24

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the nine months ended September 30, 2015 and 2014:

(in USD thousands, except ounces and where noted otherwise)	GMC		Topia		Consolidated
	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Production costs (sales basis) (CAD thousands)	$27,328	$22,184	$9,765	$9,346	$37,093	$31,530
Production costs converted to USD (sales basis)	21,803	20,273	7,753	8,544	29,556	28,818
Change in concentrate inventory	(623)	779	157	1,010	(466)	1,788
Production costs (production basis)	$21,180	$21,052	$7,910	$9,554	$29,090	$30,606
Tonnes milled, including custom milling	230,293	190,972	54,268	58,398	284,562	249,370
Cost per tonne milled (USD)	$92	$110	$146	$164	$102	$123

Cash cost

The Company uses the non-IFRS measure of cash cost to manage and evaluate operating performance at each of its mines. It is a widely reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. The Company believes these measures provide investors and analysts with useful information about its underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, with other metal production being incidental to the silver production process. Accordingly, gold, zinc and lead produced from operations are considered by-products. As a result, the Company’s non-IFRS cost performance measures are disclosed on a per payable silver ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below. A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 25

The following table reconciles cash cost to production costs for the three months ended September 30, 2015 and 2014, as reported in the Company’s condensed interim consolidated financial statements:

(in USD thousands, except ounces and where noted otherwise)	GMC		Topia		Consolidated
	Q3 2015	Q3 2014	Q3 2015	Q3 2014	Q3 2015	Q3 2014
Production costs (CAD thousands)	$7,793	$7,189	$3,232	$2,694	$11,025	$9,883
Production costs (as converted to USD)	5,957	6,623	2,469	2,493	8,426	9,116
Smelting and refining charges	741	772	684	520	1,425	1,292
Revenue from custom milling	-	-	(106)	(55)	(106)	(55)
Cash operating costs	$6,698	$7,395	$3,047	$2,958	$9,745	$10,353
Gross by-product revenue[1]
Gold by-product revenue	(4,966)	(4,266)	(120)	(56)	(5,086)	(4,322)
Lead by-product revenue	-	-	(515)	(394)	(515)	(394)
Zinc by-product revenue	-	-	(596)	(556)	(596)	(556)
Cash operating costs, net of by-product revenue	$1,732	$3,129	$1,816	$1,952	$3,548	$5,081
Payable silver ounces sold	387,860	338,689	157,927	122,560	545,787	461,249
Cash cost per payable silver ounce (USD)	$4.47	$9.24	$11.50	$15.93	$6.50	$11.02

The following table reconciles cash cost to production costs for the nine months ended September 30, 2015 and 2014, as reported in the Company’s condensed interim consolidated financial statements:

(in USD thousands, except ounces and where noted otherwise)	GMC		Topia		Consolidated
	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Production costs (CAD thousands)	$27,328	$22,184	$9,765	$9,346	$37,093	$31,530
Production costs (as converted to USD)	21,803	20,396	7,753	8,594	29,556	28,990
Smelting and refining charges	2,486	1,775	1,960	1,801	4,446	3,576
Revenue from custom milling	-	-	(327)	(202)	(327)	(202)
Cash operating costs	$24,289	$22,171	$9,386	$10,193	$33,675	$32,364
Gross by-product revenue[2]
Gold by-product revenue	(16,977)	(13,175)	(322)	(300)	(17,299)	(13,475)
Lead by-product revenue	-	-	(1,451)	(1,522)	(1,451)	(1,522)
Zinc by-product revenue	-	-	(1,923)	(1,805)	(1,923)	(1,805)
Cash operating costs, net of by-product revenue	$7,312	$8,996	$5,690	$6,566	$13,002	$15,562
Payable silver ounces sold	1,314,232	776,518	461,793	418,321	1,776,025	1,194,839
Cash cost per payable silver ounce (USD)	$5.56	$11.59	$12.32	$15.70	$7.32	$13.02

[1]	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at GMC and gold, lead and zinc at Topia, net of the respective smelting and refining charges and net of mining duties calculated on the applicable gross revenue. The by-product revenues attributable to each by-product metal are included.
[2]	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at GMC and gold, lead and zinc at Topia, net of the respective smelting and refining charges and net of mining duties calculated on the applicable gross revenue. The by-product revenues attributable to each by-product metal are included.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 26

All-in sustaining cost (AISC)

AISC is a non-IFRS measure and has been calculated based on World Gold Council (“WGC”) guidance released in 2013. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of silver at its operations as the measure includes sustaining capital and development expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation, accretion of reclamation and remediation costs, sustaining E&E expenses, sustaining mine development costs and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, future earning potential, or result in significant improvements in recovery or grade.

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the three months ended September 30, 2015 and 2014:

(in USD thousands, except ounces)	GMC		Topia		Corporate		Consolidated
	Q3 2015	Q3 2014	Q3 2015	Q2 2014	Q3 2015	Q3 2014	Q3 2015	Q3 2014
Cash operating costs, net of by-product revenue [1]	$1,732	$3,129	$1,816	$1,951	-	-	$3,548	$5,080
G&A costs inclusive of share-based compensation	-	-	-	-	1,379	1,477	1,379	1,477
Accretion of reclamation and remediation costs	10	8	19	17	-	-	29	25
Sustaining E&E costs	1 002	564	(40)	6	-	-	962	570
Sustaining capitalized mine development and capital costs	1,082	1,256	140	472	-	-	1,222	1,728
All-in sustaining costs	$3,826	$4,957	$1,935	$2,446	$1,379	$1,479	$7,140	$8,880
Payable silver ounces sold	387,860	338,689	157,927	122,560	n/a	n/a	545,787	461,249
AISC per payable silver ounce	$9.87	$14.64	$12.25	$19.96	n/a	n/a	$13.08	$19.25

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s financial statements in the cash cost table.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 27

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the nine months ended September 30, 2015 and 2014:

(in USD thousands, except ounces)	GMC		Topia		Corporate		Consolidated
	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Cash operating costs, net of by-product revenue [1]	$7,312	$8,996	$5,690	$6,566	$-	$-	$13,002	$15,562
G&A costs inclusive of share-based compensation	-	-	-	-	4,756	4,692	4,756	4,692
Accretion of reclamation and remediation costs	19	33	31	63	-	-	50	96
Sustaining E&E costs	2,241	1,065	54	24	-	-	2,295	1,089
Sustaining capitalized mine development and capital costs	3,261	4,107	407	1,158	-	-	3,668	5,265
All-in sustaining costs	$12,834	$14,201	$6,182	$7,811	$4,756	$4,692	$23,771	$26,704
Payable silver ounces sold	1,314,232	776,518	461,793	418,321	na	na	1,776,025	1,194,839
AISC per payable silver ounce	$9.77	$18.29	$13.39	$18.67	na	na	$13.38	$22.35

The above costs are included in the Company’s condensed interim consolidated financial statements at September 30, 2015 as follows:

Item	Source
G&A costs inclusive of share-based compensation	Consolidated statements of comprehensive income
Accretion of reclamation and remediation costs	Included in Finance and other income within the consolidated statements of comprehensive income
Sustaining E&E costs	A subset of the total exploration and evaluation, and development expenses within the consolidated statements of comprehensive income
Sustaining capitalized mine development and capital costs	Included within mineral properties, plant and equipment additions on the statement of financial position

Management believes that the AISC measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

In the above tables, development costs related to the Company’s San Ignacio property prior to it entering commercial production in June 2014 were considered non-sustaining as are any expenses incurred in respect of the Company’s El Horcón, Santa Rosa, the GDLR Project and Coricancha.

EBITDA and adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, impairment charges, and income taxes.

Adjusted EBITDA is also a non-IFRS measure in which EBITDA is adjusted to exclude share-based compensation expense, foreign exchange gains or losses, and non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses. Under IFRS, entities must reflect in compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 28

The following table provides a reconciliation of EBITDA and adjusted EBITDA for the quarter and nine months ended September 30, 2015 and 2014 to the unaudited condensed interim consolidated financial statements:

(in CAD thousands)	Q3 2015	Q3 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Income (loss) for the period	$(3,348)	$(970)	$(4,481)	$(6,066)
Income tax expense (recovery)	302	(324)	(40)	(2,489)
Interest income	(29)	(41)	(255)	(186)
Interest expense	71	28	138	105
Amortization and depletion	5,466	4,372	16,602	12,077
EBITDA	$2,462	$3,065	$11,964	$3,441
Foreign exchange loss (gain)	(591)	(2,123)	(2,720)	(3,061)
Share-based compensation	284	325	806	555
Adjusted EBITDA	$2,155	$1,267	$10,050	$935

Gross profit before non-cash items and cost of sales before non-cash items

Gross profit before non-cash items and cost of sales before non-cash items are non-IFRS measures that provide a measure of the Company’s cost of sales and gross profit on a cash basis. These measures are provided in order to better assess the cash generation ability of the Company’s operations, before G&A expenses and E&E expenses. A reconciliation of gross profit and cost of sales before non-cash items is provided in the Results of Operations section.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(in CAD thousands)	September 30, 2015	December 31, 2014
Cash and cash equivalents	$18,685	$17,968
Net working capital	$34,725	$32,907

At September 30, 2015, the Company had cash and cash equivalents of $18.7 million compared to $18.0 million at December 31, 2014. Cash increased by $0.7 million in the first nine months of 2015 primarily due to cash flows from operating activities before changes in non-cash working capital of $10.0 million and a $1.5 million increase in cash and cash equivalents as the result of favorable foreign exchange fluctuations. These factors exceeded the $8.7 million invested in mineral properties, plant and equipment and exploration and evaluation assets (the GDLR Project and Coricancha) and the increase in non-cash working capital (primarily accounts receivable) of $2.1 million.

At September 30, 2015, the Company had net working capital of $34.7 million compared to $32.9 million at December 31, 2014. Net working capital increased by $1.8 million due to the $0.7 million increase in cash and a $2.7 million increase in trade and other receivables, net of the $1.4 million decrease in inventories during the first nine months of 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 29

Operating activities

For the quarter ended September 30, 2015, cash flow provided by operating activities was $0.5 million compared to $3.9 million for the quarter ended September 30, 2014. The $3.3 million decrease in cash flow provided by operating activities is attributable to a $2.1 million increase in non-cash net working capital, a $1.3 million increase in E&E expenses, a $0.2 million increase in G&A expenses, as well as a $0.5 million reduction in other income. These factors were partly offset by the $0.8 million increase in gross profit before non-cash items during the quarter ended September 30, 2015.

Similarly, for the nine months ended September 30, 2015, cash flow provided by operating activities was $7.9 million, compared to $3.8 million in the comparative period in 2014. The $4.1 million increase in cash flow from operating activities was achieved due to the $10.5 million increase in gross profit before non-cash items achieved during the first nine months of 2015, partly offset by a $4.7 million increase in non-cash net working capital, $1.0 million increase in E&E expenses, as well as the $0.6 million increase in G&A expenses.

Investing activities

For the quarter ended September 30, 2015, the Company had net cash outflows from investing activities of $2.0 million, compared to $2.2 million during the comparative period in 2014. The decrease is related to amounts invested in mineral properties and plant and equipment related to the Company’s mining operations.

For the nine months ended September 30, 2015, the Company invested $8.7 million, compared to $6.4 million in the comparative nine months ended September 30, 2014. The increase is predominantly attributable to the Company’s $3.2 million in expenditures associated with the Coricancha option agreement and the Cangold acquisition, partly offset by a $0.9 million decrease in expenditures on mineral properties, plant and equipment related to the Company’s mining operations.

Financing activities

There were no cash flows provided by financing activities during the quarter ended September 30, 2015 compared to $0.3 million in the corresponding period in 2014, which related to proceeds received from the exercise of stock options during the period.

For the nine months ended September 30, 2015, there were no cash flows provided by financing activities, compared to $0.7 million in the corresponding period in 2014.

Trends in liquidity and capital resources

The Company generated $10.0 million in operating cash flows before changes in non-cash net working capital during the first nine months of 2015. As this exceeded cash used in investing activities, the Company increased both cash and cash equivalents and net working capital at the end of September 30, 2015 relative to December 31, 2014. In addition, foreign currency translation also contributed to the increase in cash and cash equivalents and net working capital.

The Company anticipates that cash flow generated from mining activities along with net working capital will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth and fund development and investment activities during 2015 and the foreseeable future. However, this is highly dependent on metal prices and the ability of the Company to maintain cost and grade control at its operations. Cash flow from operations for the nine months ended September 30, 2015 was well ahead of the Company’s expectation due to favorable exchange rates, higher than planned production rates and lower than planned cash cost. While these factors have lead the Company to increase its expectation for cash flow from operations for 2015, this is somewhat offset by plans to increase drilling expenditures related to new projects acquired in the third quarter of 2015. Sustaining expenditures for 2015 are expected to be in the range of $10 to $12 million. Refer to the Outlook section for a more complete discussion of the Company’s anticipated expenditures for 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 30

The Company’s operating cash flows are very sensitive to the price of silver and gold, foreign exchange rate fluctuations, and grade fluctuations, and the operating cash flow forecast provided above can vary significantly. Capital spending plans may also be adjusted in response to changes in operating cash-flow expectations. An increase in average silver prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver prices could result in a reduction of planned expenditures.

The Company has no debt, other than trade and other payables. On June 10, 2015, the Company announced that it had obtained a US$10.0 million credit facility from Auramet International LLC. The facility has a term of one year and bears interest at a rate of LIBOR plus 5%. The Company has not drawn down any amounts on this credit facility. The Company may require access to additional capital in order to fund additional expansion or development plans, or to undertake an acquisition.

Contractual Obligations

As of September 30, 2015, the Company had the following contractual obligations:

(in CAD thousands)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$2,230	$279	$641	$611	$699
Drilling services	84	84	-	-	-
Reclamation and remediation (undiscounted)	3,777	-	1,461	340	1,976
Total	$6,091	$363	$2,102	$951	$2,675

Off-Balance sheet arrangements

At the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

Cangold was a related party of the Company, with directors and/or officers in common, up until completion of the acquisition of Cangold on May 27, 2015. Robert A. Archer and Ken Major served as board members of both companies. Robert Brown served as a board member of Cangold and served as an officer of both companies. Mr. Archer also served as Chief Executive Officer and President of both Great Panther and Cangold. The Company’s employees provided certain exploration and corporate secretarial services to Cangold and its subsidiary. In addition, the Company charged rent for shared office space. The Company, Cangold and a Mexican subsidiary of Cangold also entered into a suite of loan documents on February 26, 2015 (the “Cangold Loan”) whereby the Company would continue to provide technical, administrative and management services to Cangold, and discretionary credit advances.

The Cangold Loan included those amounts previously owing from Cangold (December 31, 2014 - $0.1 million) with regards to technical, administrative and management services historically provided. It also included new credit advances made to Cangold subsequent to February 26, 2015. The Cangold Loan bore interest at 15% and was secured by a general security agreement, as well as a share pledge agreement. The Cangold Loan entitled the Company to receive bonus common shares in Cangold equivalent to 20% of all cash advances under the Cangold Loan, divided by the market price of Cangold’s common shares. Interest was receivable monthly while the outstanding principal amount was receivable from Cangold within 45 days of the Company making such demand. The Cangold Loan and the Cangold bonus common shares were derecognized upon the completion of the Cangold acquisition. As of the date of the acquisition, the Company had advanced $1.2 million to Cangold and had received a total of 3,957,680 bonus common shares (fair valued at $0.1 million) of Cangold.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 31

Platoro Resource Corp. (“Platoro”) is a company controlled by Robert A. Archer through which Mr. Archer provided his services as President and CEO of the Company until December 31, 2014. The Company entered into an employment agreement with Mr. Archer effective January 1, 2015 that succeeded the consulting services agreement with Platoro. As at September 30, 2015, nil (December 31, 2014: $36,000) was payable to Platoro.

The Company’s key management includes the Company’s Directors, the President and CEO, the CFO, the COO and the Vice Presidents. The compensation paid or payable to key management for the third quarter of 2015 was $0.6 million (third quarter of 2014 - $0.8 million). The Company is committed to making severance payments amounting to approximately $2.3 million to certain officers and management in the event that there is a change in control of the Company.

During the quarter, the Company’s Directors travelled to some of the Company’s operations to review operations, safety, and progress on certain projects. As at September 30, 2015, $8,000 (December 31, 2014: nil) was receivable from certain Directors for personal expenditures associated with this travel.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2014 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Capitalized costs associated with the Topia mineral property are depleted on a straight line basis. On July 9, 2015, the Company provided an update on the Mineral Resource at the Topia Mine, following which management reviewed the remaining useful life of the Topia mineral property. The estimate of the useful life of the mineral property was determined to be 11 years as at July 1, 2015, an increase from the previous estimate of 6.5 years. As a result, the depletion recorded during the current quarter was approximately $0.1 million less than would have been recorded prior to the change in estimate. Based on the carrying value of the mineral property as at September 30, 2015, management estimated that the impact of the change in estimate on future periods is $0.5 million per annum.

In September 2015, the Company commenced expensing mine development cost associated with the Guanajuato Mine through the statement of comprehensive income, having previously capitalized such costs. This change in presentation reflects the fact that the Company has mined and depleted the most recently published Measured and Indicated Resources for the Guanajuato Mine. However, the Company continues to mine from Inferred Resources and areas outside of defined resources. In addition, the Company is continuing the exploration and development of the mine with the objective of adding further resources and converting existing Inferred Resources to Measured and Indicated Resources.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 32

The Company did not identify any other areas where revisions to estimates and assumptions have resulted in material changes to the results or financial position of the Company.

CHANGES IN ACCOUNTING POLICIES

The Company has not adopted any new accounting standards for the year ending December 31, 2015, however, the following are accounting standards anticipated to be effective January 1, 2016 or later:

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued a new IFRS 15 Revenue from contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on January 1, 2018. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

IFRS 7 Financial Instruments: Disclosure

Amended to require additional disclosures on transition from IAS 39 to IFRS 9. Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

The main consequence of the amendments is that a full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. Upon adoption, the amendments may impact the Company in respect of future sale or contribution of assets with its associates or joint ventures. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016. The Company is currently evaluating the impact these amendments are expected to have on its consolidated financial statements.

IAS 34 Interim Financial Reporting: Disclosure

Amended to require interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the greater interim financial report such as Management Discussion and Analysis. Other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 33

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact.

FINANCIAL INSTRUMENTS

(In CAD thousands)	Fair value as at Sep 30, 2015	Basis of measurement	Associated risks
Cash and cash equivalents	$18,685	Amortized cost	Credit, currency, interest rate
Marketable securities	$4	Fair value through other comprehensive income	Exchange
Trade and other receivables	$13,357	Amortized cost	Credit, currency, commodity price
Trade and other payables	$6,242	Amortized cost	Currency, liquidity

The Company is exposed in varying degrees to a number of risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The types of risk exposure and the way in which such exposures are managed by the Company are provided in note 18 of the annual audited consolidated financial statements for the year ended December 31, 2014.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 141,712,605 common shares issued, 250,000 share purchase warrants and 10,804,019 options outstanding.

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. Other than changes in the Company’s ICFR associated with the Cangold acquisition, there have been no changes that occurred during the three months ended September 30, 2015, that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 34

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. Other than changes in the Company’s disclosure controls and procedures associated with the Cangold acquisition, there have been no changes that occurred during the three months ended September 30, 2015 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward looking statements are:

•	Plans and targets for exploration and development drilling in 2015 and beyond for each of the Company’s properties;

•	Expectations for production from San Ignacio, including the year-end target of 650 tonnes per day;

•	Expectations of the Company’s silver equivalent ounce production for 2015;

•	Guidance for cash cost and AISC for 2015;

•	Expectations that cash flow from operations along with current net working capital will be sufficient to fund capital investment and development programs for 2015 and the foreseeable future;

•	Expectations for improvement in grade control and higher cut-off grades at all the Company’s mines;

•	Expected expenditures on investing activities for 2015;

•	Expectations regarding access to additional capital in order to fund additional expansion or development plans, or to undertake an acquisition; and

•	The Company’s objective to acquire additional mines or projects in the Americas.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 35

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled Description of the Business – Risk Factors in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 36